SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

Estee Lauder Automatic Common Exchange Security Trust II
(Name of Issuer)

$5.40 Trust Automatic Common Exchange Securities
(Title of Class of Securities)

518438205
(CUSIP Number)

Michael Katz, Esq., 2 American Lane,  Greenwich,  Connecticut  06836-2571,  Tel:
(203) 862-8000
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)
                               (Page 1 of 8 Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma Partners L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  58,600

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  58,600

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  58,600

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.94%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma Strategic Fund L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma Strategic Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%

12.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  58,600

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  58,600

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  58,600

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.94%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(b) with respect to the $5.40 Trust Automatic Common Exchange Securities ("Trust Common Exchange Stock") of the Estee Lauder Automatic Common Exchange Security Trust II (the "Issuer") beneficially owned by the Reporting Persons specified herein as of January 13, 2000 and amends and supplements the Schedule 13G dated November 17, 1999 filed by the Reporting Persons (the "Schedule 13G"). Except as set forth herein, the
Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   The Reporting Persons beneficially own an aggregate of 58,600 shares of Trust Common Exchange Stock.

          (b)      Percent of class:

                   Paloma's aggregate beneficial ownership of 58,600 shares of Trust Common Exchange Stock constitutes 2.94% of all of the outstanding shares of Trust Common Exchange Stock.

                   Each of Paloma Strategic's and Paloma Strategic Advisors' aggregate beneficial ownership of no shares of Trust Common Exchange Stock constitutes 0% of all of the outstanding shares of Trust Common Exchange Stock.

                   S. Donald Sussman's aggregate beneficial ownership of 58,600 shares of Trust Common Exchange Stock constitutes 2.94% of all of the outstanding shares of Trust Common Exchange Stock.

                   Together, the Reporting Persons have beneficial ownership of 2.94% of all of the outstanding shares of Trust Common Exchange Stock.

          (c) Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Paloma has the sole power to vote or direct the vote of 58,600 shares of Trust Common Exchange Stock.

                        Each of Paloma Strategic and Paloma Strategic Advisors has the sole power to vote or direct the vote of no shares of Trust Common Exchange Stock.







                        S. Donald Sussman has the sole power to vote or direct the vote of 58,600 shares of Trust Common Exchange Stock.

                   (ii) Shared power to vote or to direct the vote

                        Not applicable.

                   (iii) Sole power to dispose or to direct the disposition of

                        Paloma has the sole power to dispose or direct the disposition of 58,600 shares of Trust Common Exchange Stock.

                        Each of Paloma Strategic and Paloma Strategic Advisors has the sole power to dispose or direct the disposition of no shares of Trust Common Exchange Stock.

                        S. Donald Sussman has the sole power to dispose or direct the disposition of 58,600 shares of Trust Common Exchange Stock.

                   (iv) Shared power to dispose or to direct the disposition of

                        Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Paloma owns 58,600 of its shares of Trust Common Exchange Stock through its subsidiary Paloma Securities L.L.C., a Delaware limited liability company.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:             February 14, 2000

                   PALOMA PARTNERS L.L.C.
                        By: Paloma Partners Company L.L.C.
                                 Managing Member


                                    By:     /s/ Michael J. Berner
                                            Michael J. Berner,
                                            Vice President


                   PALOMA STRATEGIC FUND L.P.
                        By: Paloma Strategic Advisors L.L.C.
                                Attorney-in-Fact


                                    By:     /s/ Michael J. Berner
                                            Michael J. Berner,
                                            Vice President


                   PALOMA STRATEGIC ADVISORS L.L.C.


                   By:  /s/ Michael J. Berner
                        Michael J. Berner,
                        Vice President



                        /s/ S. Donald Sussman
                        S. Donald Sussman